Exhibit II

Summary of businesses transacted at the Eleventh Annual General Meeting of HDFC Bank
Limited held on Friday, 17th June, 2005 at 3.30 p.m. (Indian Standard Time) at Birla
Matushri Sabhagar, 19, New Marine Lines, Mumbai - 400 020.

1.	The audited Balance Sheet as at 31st March, 2005 and Profit and Loss Account for the year ended 31st March, 2005 and the reports of the Directors and the Auditors thereon were adopted by the shareholders of the Bank.

2.	A dividend at the rate of 45% (i.e. Rs.4.50 per share) was declared by the shareholders of the Bank.

3.	Mr. Vineet Jain, who retired by rotation was re-appointed as a Director of the Bank.

4.	Mr. Arvind Pande, who retired by rotation was re-appointed as a Director of the Bank.

5.	The shareholders approved the retirement by rotation of Mr. Anil Ahuja and also approved that the vacancy caused by his retirement shall not be filled in.

6.	M/s. P. C. Hansotia & Co., Chartered Accountants were re-appointed as the Statutory Auditors of the Bank to hold office from the conclusion of the 11th Annual General Meeting till the conclusion of next Annual General Meeting.

7.	Mr. Ashim Samanta, who was appointed as an additional director of the Bank with effect from 19th November, 2004 pursuant to Section 260 of the Companies Act, 1956 of India, was entitled to hold the office only till the conclusion of the 11th Annual General Meeting of the Bank. Accordingly, he was again appointed as a Director by the shareholders of the Bank. The appointment of Mr. Ashim Samanta is subject to retirement by rotation.

8.	The shareholders of the Bank approved the payment of sitting fees to the Board of Directors of the Bank for attending the meetings of the Board of Directors and its various committees to the extent of Rs.10,000/- per meeting, except Investors’ Grievance (Share) Committee where the sitting fees of Rs.5,000/- per meeting was approved. The shareholders also authorised the Board of Directors to determine/vary the amount of the sitting fees within such maximum permissible limit as may be prescribed under the Companies Act, 1956 of India and notifications issued thereunder.

9.	The shareholders of the Bank approved, pursuant to Section 81 of the Companies Act, 1956 of India, the issue, offer and allotment of 1,00,00,000 equity stock options, entitling the option holders to subscribe for the Equity Shares of the Bank of the aggregate nominal face value not exceeding Rs.10,00,00,000/- pursuant to the Employee Stock Option Scheme (ESOS). These options shall be granted to the employees and directors of the Bank from time to time by the Compensation Committee of the Bank.